UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GENERATION ZERO GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

37148T101

(CUSIP Number)

Cynthia S. White

13363 Providence Road, #235, Weddington, NC  28104

Telephone: (470) 809-0707

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Cynthia S. White

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below) 2,498,977 shares of Common Stock

Number of Shares Beneficially Owned by Each Reporting Person With

| 8 | Shared Voting Power 0 shares of Common Stock
| 9 | Sole Dispositive Power 2,498,977 shares of Common Stock

| 10 | Shared Dispositive Power
0 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
2,551,328 shares of Common Stock (Includes 52,351 shares held by the spouse of the Reporting Person, which the Reporting Person is deemed to beneficially own)

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
5.3% of the outstanding Common Stock (based on 48,345,158 shares of issued stock)

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Generation Zero Group, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 13663 Providence Road, Suite #253

Weddington, North Carolina 28104.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Cynthia S. White, an individual (the “Filer”). The principal business address of the Filer is 13363 Providence Road, #235, Weddington, NC  28104. The Filer was the former CEO and President of the Issuer from May 2013 until July 2013 and Director of the Issuer from May 2013 until November 2013, and is currently the CEO and President of Phoenix Restructuring, Inc.

(d)-(e)  During the last five years, Ms. White: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ms. White is a United States citizen.

Item 3. Source of Amount of Funds or Other Compensation

Ms. White received 189,977 shares of common stock of the Issuer and her husband received 52,351 shares as holders of secured notes of the Issuer.

Effective May 13, 2013, Ms. White (who on the same date became the Issuer’s sole director and President, provided that Ms. White has since resigned from such positions) was issued 2,000,000 shares of the Issuer’s restricted common stock in consideration for Ms. White agreeing to serve as a director of and as President of the Issuer and in consideration for services rendered to the Issuer.

On February 12, 2014, the Issuer issued 300,000 shares of common stock, valued at $1,500, to Ms. White for advisory services rendered.

Item 4. Purpose of Transaction

Ms. White acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Issuer and other relevant factors, Ms. White may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Ms. White also acquired the securities of the Issuer in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	a reorganization involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

Ms. White does not have any immediate plans or proposals which relate to or result in:

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)

Ms. White beneficially owns 2,551,328 shares of common stock (which includes 52,351 shares held by her husband which shares Ms. White is deemed to beneficially own). The common stock represents 5.3% of the outstanding common stock of the Issuer based on 48,345,158 shares issued and outstanding as of the date of this filing.

(b)

Ms. White holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 2,498,977 shares of common stock, representing 5.2% of the outstanding common stock of the Issuer. Ms. White is also deemed to beneficially own 52,351 shares of common stock held by her husband.

(c)	Other than the transactions described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by Ms. White.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2014

By:	/s/ Cynthia S. White
Cynthia S. White